Exhibit 2

FOR IMMEDIATE RELEASE	22 March 2011

WPP PLC (“WPP”)

WPP acquires Who Digital in Vietnam

WPP announces that it has agreed to acquire the business of Who Digital, the leading full service digital agency in Vietnam, subject to regulatory approvals. Who Digital and OgilvyOne in Vietnam will form a joint venture in which WPP will take a majority stake.

Founded in 2005, Who Digital employs 25 people and is based in Ho Chi Minh City. Clients include Unilever, Megastar, HSBC, Baoviet and Sony Ericsson.

Who Digital’s unaudited gross assets as 31 December 2010 were VND 13.8 billion.

This investment continues WPP’s strategy of developing its networks in fast growing markets and sectors. Vietnam is a key market, where WPP has been operational through its companies for more than 10 years. Vietnam is one of the fastest growing markets in the world, identified by Goldman Sachs as one of the ‘Next 11’ world economies to watch. It has a population of 87 million and a forecast GDP growth rate of 7% in 2011, according to HSBC.

In 2009, Ogilvy acquired a majority stake in T&A Communications, a leading public relations and events agency in Vietnam. Prior to that, WPP acquired 20% of Smart Media, and GroupM, WPP’s media division, took stakes in three subsidiaries of the DacvietVAC Group Holdings.

Contact:

Feona McEwan, WPP	+44 (0)207 408 2204